IN THE SUPERIOR COURT OF THE STATE OF DELAWARE

MARIANNA DANDINI and JEFFREY LOGAN, Individually and on Behalf of All Others Similarly Situated, Plaintiffs, v. **FIRST EAGLE FUNDS, FIRST EAGLE INVESTMENT MANAGEMENT LLC, and FEF DISTRIBUTORS, LLC,** Defendants.	**C.A. No. N25C-05-224-KMM CCLD** **TRIAL BY JURY DEMANDED**

AMENDED COMPLAINT

Plaintiffs, Marianna Dandini and Jeffrey Logan ("Plaintiffs"), individually and on behalf of all others similarly situated, as and for their amended complaint ("Amended Complaint"), allege the following based upon personal knowledge as to Plaintiffs' acts and upon information and belief as to all other matters based upon a reasonable investigation:

I. NATURE OF THE ACTION

1. This class action is brought under the Securities Act of 1933 (the "1933 Act"), 15 U.S.C. § 77a, *et seq.*, on behalf of investors in mutual funds offered by First Eagle Funds and its related defendant entities (collectively, "First Eagle" or "Defendants") to recover losses associated with false and misleading statements and material omissions in registration statements and prospectuses related to: (i) Defendants' undisclosed accounting practices for their handling and treatment of dividend income and capital gains for their mutual funds' investments; (ii) Defendants' inflated net asset value ("NAV") calculations for their mutual funds, which resulted from their undisclosed accounting practices; and (iii) Defendants' disclosure failures, which concealed the resulting material risk and harm from these practices to investors. The proposed Class ("Class") consists of all investors who, from May 20, 2022 through the present (the "Class Period"), purchased any shares of the First Eagle Global Fund, First Eagle Gold Fund, Eagle Global Income Builder Fund, First Eagle Global Real Assets Fund, First Eagle

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Overseas Fund, First Eagle Rising Dividend Fund, First Eagle Small Cap

Opportunity Fund, First Eagle U.S. Smid Cap Opportunity Fund, and First Eagle

U.S. Value Fund issued by Defendants (collectively, "First Eagle Funds" or

"Funds").

2.   The Funds' issuer, First Eagle Funds ("FEF"), is an open-end

investment company registered under the Investment Company Act of 1940. The

Funds are managed by First Eagle Investment Management LLC ("FEIM"), and

underwritten by FEF Distributors, LLC ("FEFD"). The individuals identified

herein are control persons of FEF, which issued shares of the Funds. The Funds

are the equities-based funds in the "First Eagle" family of mutual funds with this

name, and represent some of the largest and most widely held mutual funds in the

marketplace.

3.   Mutual funds are publicly traded investments that invest in various

financial securities, including stocks, bonds, and cash. Investors purchase mutual

funds at a price equal to a mutual fund's per share NAV (calculated daily at the end

of the preceding trading day), and become the partial owners of a mutual fund's

underlying holdings. The stocks and bonds held by a mutual fund gain or lose

value as they are traded on the financial markets, and some distribute dividends,

interest, and capital gains. The capital gains and dividends realized from the stock

holdings of a mutual fund create income for the mutual fund. Since mutual funds

are "pass through" entities from a taxation perspective, mutual funds do not pay

taxes on this accrued income. Instead, mutual funds are required to distribute

substantially all the dividend and capital gain income earned to investors—and

these investors are then required to pay taxes on the income distributions they

receive.

       4.   Within the mutual fund industry, there are at least two well-

recognized accounting approaches for handling income and capital gains generated

by mutual funds. The first accounting approach, which is most often employed by

money market, income, and certain international funds, involves recognizing and

removing realized income from a mutual fund's NAV on a daily basis.[1] By

recognizing and removing realized income promptly (*i.e.*, daily), the first approach

prevents the fund's undistributed income amounts from accruing to and increasing

the mutual fund's NAV share price. Since mutual funds are required to distribute

virtually all realized income, the first approach's prompt classification of realized

income as a fund liability ensures that the NAV-based share price is not artificially

inflated by amounts that cannot remain in the fund and must be distributed to

shareholders.

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[1]JPMorgan, Loomis Sayles, Nuveen, Principal, and Vanguard, among other mutual fund companies, issue funds in multiple sectors that recognize income daily. In addition, daily accounting for accrued income is common among certain international mutual funds.

5.   The second accounting approach that was employed by the Funds, on the other hand, treats dividend and realized capital gains income as fund "*assets*" by accruing realized income directly to the Funds' NAV, without recognizing that distributions of this income must be paid out as *liabilities*. Defendants treat the income as fund "*assets*" for the entire time period between declared distribution dates until that income is actually distributed to investors. This second accounting approach systematically misclassifies realized income as an "*asset*" within the NAV of the Funds, despite the fact that these sums must be paid out to shareholders within the tax year and, therefore, cannot lawfully remain in the fund. As a required payout, Defendants fail to account for this income as the known, expected, fixed and unavoidable *liability* that it is for the Funds, as is done in conventional accounting practice.

6.   During the Class Period, Defendants not only employed this second accounting approach with respect to the Funds but offered and sold shares to the public on a continuous basis through registration statements and prospectuses that falsely disclosed, or failed to disclose, the known material risk and resulting impact, including through inflated NAV-based share prices, of this chosen accounting practice. This accounting approach employed by Defendants artificially inflates NAV-based share prices between distribution dates, causing all purchasers of the Funds' shares to overpay for shares that are inflated as a result of

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these unrecognized or miscategorized liabilities, and to incur a resulting loss. Put otherwise, investors overpay by the differential between the price paid and price that should have been paid based on the Funds' true NAV, without the inappropriate and concealed inclusion of earned income as fund "*assets*." As a result, all purchasers of the Funds suffered damage or a loss at the time of purchase at an inflated NAV-based share price. Purchasers of the Funds never truly recapture these overpayments because subsequent distributions leave investors with shares that have diminished value and an outsize tax burden, and investors all the while pay inflated NAV-based fees.

7. Because of the Funds' inflated NAV, all investors in the Funds also overpay for all management and other fees that are calculated and accrued as expenses charged by Defendants as a percentage on the average daily NAV of the Funds. Each investor in the Funds overpays these fees based on the inflated NAV, which accumulates over the life of an investor's investment and reduces the value of their shares owned, and none of these overcharges are ever recaptured by an investor. In addition, treating accrued income amounts as "*assets*" instead of *liabilities* (as they should be treated) triggers increased taxes to investors on distributions which could be avoided by investors if this chosen accounting approach were disclosed.

8.   The registration statements and prospectuses for the Funds did not

disclose this method for calculating the Funds' NAV, or its use for calculating the

management and other fees charged to investors, or the material adverse

consequences for investors. Instead, the offering documents contained disclosures

that Defendants knew (from its own internal accounting practices) were false and

misleading regarding their method for calculating the Funds' NAV, the use of this

same method for calculating management and other fees, and the consequences to

investors of purchasing a fund with accrued income.

9.   In its disclosure on "Distributions," Defendants state merely that "*on

the ex-dividend date of such a payment, the net asset value of a Fund will be

reduced by the amount of the payment*."[2] This disclosure fails to identify or warn

investors about how Defendants' method of accounting for distributions causes

artificial inflation to the Funds' NAV and, therefore share prices, or how it results

in harm caused to investors. This disclosure falsely suggests that any impact is

only experienced on the "ex-dividend date," and that no economic harm results.

This disclosure is false, misleading, and designed to conceal the true nature of the

accrued income and capital gains problem from investors, as well as its impact on

share prices and fees, and other adverse consequences.

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[2]*See, e.g.*, March 1, 2025 Form N-1A Registration Statement and Prospectus for the Funds, at 218.

10.   The fact is that *all investors* in the Funds are harmed by NAV price

inflation from Defendants' undisclosed accounting practices *at all times*, both at

the time of purchase, as well as on an ongoing basis. Therefore, Defendants'

disclosure that purports to warn investors of a potential impact on the Funds only

after the "ex-dividend date" is false and misleading. Defendants know, yet fail to

disclose, that the Funds' NAV is artificially inflated every day, and not just on the

"ex-dividend date." Defendants also know, yet fail to disclose, that investors who

purchase shares of the Funds at inflated NAV suffer immediate harm and loss on

the purchase. Defendants further know, yet fail to disclose, that the NAV price

inflation caused by their accounting method also results far higher management,

administrative, and other fees paid by investors than disclosed. Overall,

Defendants fail to provide prospective investors with sufficient disclosure of the

material information they need to evaluate all aspects of the risk associated with

the Funds' inflated NAV due to Defendants' accounting method for distributions,

including disclosing the significant magnitude of the NAV inflation and all of its

consequences, so that investors can evaluate an investment in the Funds against an

investment in other funds with alternative practices.

11.   Defendants also falsely disclose that the Funds' NAV is calculated by

"*dividing the total current value of the assets of a Fund, less its liabilities, by the*

total number of shares."[3] Defendants further falsely disclose that all management and other fees charged to investors are calculated based upon the Fund's "*average daily value of its net assets*."[4] However, both disclosures are false and misleading because, contrary to these representations, the Funds' NAV and fee calculations include accrued dividends and capital gains as fund "*assets*," without including the known liabilities associated with the impending, required distributions to investors. In other words, the Funds' calculations are not truly "net" calculations, as Defendants falsely represent to investors. Defendants are (and throughout the relevant time period have been) aware that their internal accounting practice for the Funds fails to account for, or net out, the accrued distributions as fund liabilities, yet they persist in this practice because they reap enormous profits from the practice.

12.   Viewed together, Defendants' disclosures fail to sufficiently put investors on notice that the NAV-based share prices of the Funds are artificially inflated by undistributed income, or that this inflates all fees paid by investors. The Funds' disclosures warn only of a potential impact on the "ex-dividend date." Defendants' disclosures conceal the far broader and more damaging reality: that the NAV of the Funds is artificially inflated by accrued income and capital gains

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[3]*Id.*, Statement of Additional Information for the Funds, at 91.

[4]*Id*., Prospectus, at 187.

every day. Defendants' disclosures also fail to warn of the damage an investor will incur from purchasing at inflated prices and overpaying for management and other fees by amounts that cannot and will never be recaptured. Simultaneously, Defendants' disclosures on NAV calculation falsely inform investors that income has been netted out from NAV calculations, which they know is untrue. In short, Defendants' disclosures leave investors in the dark about the inflationary impact their undisclosed accounting practices have on NAV, as well as on all fees paid by investors, which are far greater than disclosed.

13.   Purchasers who invested in the Funds at an artificially inflated NAV suffer immediate damage from overpaying for the shares they purchased (the differential between the price paid and underlying value), which is never subsequently recaptured either through a subsequent sale or when distributions are made. These investors further lose value from the price they paid because they receive less shares than they would have otherwise received (and forfeit the opportunity to acquire additional shares), thereby reducing both their future dividend income and the essential compounding of returns. This injury is further compounded by higher management and other fees paid by investors—calculated against the inflated share price (*i.e.*, per share NAV)—which further erodes investors' principal over time. If purchasers of the Funds had known of these material risks from the artificially inflated purchase price and investment

management fees, as well as unnecessary tax consequences, they could have avoided losses by choosing an alternative investment vehicle with lower distribution risk or a different accounting approach.

14.   Under the 1933 Act, Defendants are liable for the Funds' false and misleading registration statements and prospectuses, which have damaged investors. The Funds' registration statements and prospectuses contain false and misleading disclosures about Defendants' accounting for distributions, the inflationary impact to NAV, the harm caused to investors by Defendants' chosen accounting approach, Defendants' true NAV calculation, and Defendnats' true calculation of management and all other fees. Defendants sold the Funds to the Plaintiffs and the proposed Class of purchasers of the Funds with these false and misleading disclosures. Defendants, who are primary violators and control persons, should therefore be liable to the Funds' purchasers for the damage caused to them during the Class Period.

II.   THE PARTIES

A. Plaintiffs

15.   Plaintiff Marianna Dandini is domiciled and resides in Mundelein, Illinois. During the Class Period, Ms. Dandini purchased shares of the First Eagle Global Fund on multiple occasions, and she was injured as a result.

16.   Plaintiff Jeffrey Logan is domiciled and resides in Bellevue, Nebraska. During the Class Period, Mr. Logan purchased shares of the First Eagle Global Fund, and he was injured as a result.

B. Defendants

17.   Defendant First Eagle Funds ("FEF" or "Trust") is a Delaware statutory trust with a registered office c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. FEF is registered under the Investment Company Act of 1940, as an open-end investment management company. FEF issued the Funds' shares under the registration statements and prospectuses at issue, and it is an "issuer" and "seller" under the 1933 Act.

18.   Defendant First Eagle Investment Management LLC ("FEIM") is a Delaware limited liability company with a registered office c/o Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Delaware 19904. FEIM is a registered investment adviser with the United States Securities and Exchange Commission ("SEC"), and it is the investment adviser of the Funds. FEIM performs investment management, administrative, accounting, operations, compliance and other services for the Funds. FEIM also owns and controls FEFD, which is the underwriter of the Funds, and shares common senior officers with FEF. FEIM markets and sells shares of the Funds to the public online through a website, and shares officers with FEF. For these reasons, FEIM is a control person

of FEF, the issuer, as well as a control person of FEFD, the underwriter and a statutory seller of the Funds under the 1933 Act.

19.   Defendant FEF Distributors LLC ("FEFD") is a Delaware limited liability company with a registered office c/o Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Delaware 19904. FEFD is registered with the SEC as a broker-dealer, as well as a member of the Financial Industry Regulatory Authority ("FINRA"). FEFD is the principal underwriter of the Funds' shares under the registration statements and prospectuses at issue, and it marketed and sold shares of the Funds through selling group agreements it had with other broker-dealers. Therefore, FEFD is an "underwriter" and "seller" under the 1933 Act.

20.   Together, defendants FEF, FEIM, and FEFD shall be referred to as the "Entity Defendants."

C. Control Persons[5]

21.   Mehdi Mahmud conducts business in Delaware, including through the Entity Defendants with a principal place of business c/o The Corporation Trust

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[5]Pursuant to the Joint Stipulation and [Proposed] Order Regarding Voluntary Dismissal of Individual Defendants, dated and filed on October 2, 2025, Plaintiffs do not assert claims in this Amended Complaint against the Control Persons, who were previously named as defendants in the initial Complaint. Nonetheless, because FEF, FEIM, and FEFD have agreed that they will be responsible for any final monetary judgment entered in this case with respect to a claim under the 1933 Act, the Amended Complaint retains allegations regarding the roles and conduct of the Control Persons.

Company, 1209 Orange Street, Wilmington, Delaware 19801. Mahmud is the President, the Principal Executive Officer, a trustee and a control person of FEF. He is also the President and Chief Executive Officer of FEIM.

22. Lisa Anderson conducts business in Delaware, including through the Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Anderson is a trustee and a control person of FEF.

23. John P. Arnhold conducts business in Delaware, including through the Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Arnhold is a trustee and a control person of FEF.

24. Candace K. Beinecke conducts business in Delaware, including through the Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Beinecke is a trustee and a control person of FEF.

25. Peter W. Davidson conducts business in Delaware, including through the Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Davidson is a trustee and a control person of FEF.

26. Jean D. Hamilton conducts business in Delaware, including through

the Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Hamilton is a trustee and a control person of FEF.

27. William M. Kelly conducts business in Delaware, including through the Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Kelly is a trustee and a control person of FEF.

28. Paul J. Lawler conducts business in Delaware, including through the Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Lawler is a trustee and a control person of FEF.

29. Mandakini Puri conducts business in Delaware, including through the Entity Defendants with a principal place of business c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Puri is a trustee and a control person of the FEF.

30. The individuals identified herein are and were trustees of FEF and shall collectively be referred to as the "Control Persons." The Control Persons have primary liability under Sections 11 and 12 (a)(2) of the 1933 Act, or, alternatively, liability under Section 15 of the 1933 Act as control persons of primary violators.

III. JURISDICTION AND VENUE

31.   Jurisdiction of this Court is proper under Article IV, Section 7 of the Delaware Constitution and 10 Del. C. § 541.

32.   This case qualifies for assignment to the Superior Court Complex Commercial Litigation Division because the amount in controversy exceeds One Million Dollars ($1,000,000).

33.   The Court has jurisdiction over the Control Persons because each is an officer, manager or trustee of the Entity Defendants, which are organized under Delaware law. *See* 6 Del. C. § 18-109; 10 Del. C. §§ 3104, 3114; 12 Del. C. § 3804.

34.   The Court also has personal jurisdiction over all Defendants because each transacts business in Delaware. *See* 10 Del. C. § 3104.

35.   The claims asserted herein arise under and pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k. This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the 1933 Act, 15 U.S.C. § 77v. This is not a "covered class action" under § 16(c).

36.   Venue is proper in this Court because the Entity Defendants' registered offices are in Delaware, a substantial part of the acts and omissions giving rise to the claims asserted herein occurred in Delaware, and there is no preferable jurisdiction in which this action may otherwise be brought.

37.   In addition, jurisdiction and venue are established because, in or about 2016, Defendants adopted amended and restated bylaws for FEF, through which Defendants provided and consented to the exclusive jurisdiction of this Court for this dispute.

IV.   FACTUAL ALLEGATIONS

A. Defendants' Undisclosed Accounting Practices

1. *Overview of the First Eagle Funds*

38.   Defendants operate and manage a family of mutual funds under the name "First Eagle Funds." Shares of the Funds are issued by FEF (the Trust), which is an investment management company that offers shares of different open-end mutual funds. Each mutual fund represents a separate series of shares of beneficial interest in FEF, and the Funds each have their own series of shares that were purchased by investors, including Plaintiffs and the Class.

39.   While Defendants offer several of the Funds with various market strategies and investment styles, their largest and most popular funds focus on domestic and international stock investments. The mutual funds at issue in this Complaint are First Eagle's equity-based funds: First Eagle Global Fund, First Eagle Gold Fund, Eagle Global Income Builder Fund, First Eagle Global Real Assets Fund, First Eagle Overseas Fund, First Eagle Rising Dividend Fund, First

Eagle Small Cap Opportunity Fund, First Eagle U.S. Smid Cap Opportunity Fund, and First Eagle U.S. Value Fund.

40.   Defendants offer shares of the Funds for sale on a continuous rolling basis pursuant to registration statements filed with the SEC on Form N-1A (collectively, "Registration Statements"). The Registration Statements for the Funds during the Class Period contain a "prospectus" for each of the Funds within the same document. Often, Defendants filed prospectuses for several of the Funds within the same registration statement.

41.   Each of the Funds also has multiple share classes that are offered to all or some investors such as Class A, C, I, T, and R3-R6. The differences in these share classes for the Funds relate to the varying levels and types of fees charged, and investor eligibility for these fees structures. To avoid an excise tax, the Funds must distribute at least 98.2% of their realized capital gains and 98% of ordinary income, and the Funds' investors pay taxes on the distributions received.

42.   The Registration Statements disclose that the Funds anticipate distributing substantially all of their net investment income for each taxable year, as well as any net short-term or long-term capital gains realized from the sale of their holdings. Critically, however, the Funds did not distribute their realized income when it was earned. Rather, the Funds generally distributed dividend income quarterly and capital gains annually.

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2. *The Funds' Chosen Accounting Practices*

43.   Within the mutual fund industry, there are at least two different accounting approaches utilized for the treatment of dividends and realized capital gains: (1) recognizing and removing accrued income daily so that accrued income does not inflate a mutual fund's NAV, an approach often employed by money market, fixed income, and certain international funds;[6] or (2) treating accrued income as fund assets, which inflates NAV until a distribution is recognized, in the approach that Defendants utilized for the Funds. This second approach used by Defendants for the Funds delays recognition of its known liabilities for distributions and is contrary to conventional accounting practice, or common expectations of investors. As a result, this practice and its impact on investors should have been clearly disclosed.

44.   At all times, Defendants readily could have utilized the first accounting approach, which does not result in artificially inflated NAV, for the Funds. There is no material distinction between the Funds and other mutual funds that recognize and distribute income daily that would prevent the utilization of the same accounting method. In addition, the fact that other mutual fund companies distribute income daily demonstrates that Defendants had the ability to implement

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[6]*See supra* note 1.

the same accounting approach with respect to the Funds.[7] Simply put, there is no

reason that Defendants cannot implement daily distributions—or, at the very least,

provide complete and accurate information to investors about accrued income.

45.   Defendants' treatment of distributions from the Funds to investors is

the result of a deliberate accounting decision. Between the time a distribution is

made, Defendants account for dividends received and capital gains realized as

assets of the Funds by allowing them to accrue to (and increase) the NAV on a

daily basis. When purchasing shares of the Funds, an investor pays the per share

NAV for each share of the fund purchased. Thus, when an investor buys a share of

the Fund after it has accrued dividends or realized gains to its NAV, the investor's

purchase includes: (1) an interest in the Fund's underlying assets (the non-

distributable assets like stocks or bonds); and (2) the right to a proportionate share

of a future distribution of income (*i.e.*, the dividends and realized capital gains) at

the time it is declared.

46.   Because the Funds distribute income on a "last holder of record"

basis, any investor holding shares on the record date receives the full distribution

for each share—regardless of when those shares were purchased. Consequently,

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[7]Daily distribution of income is recognized as an acceptable approach by regulators, including the SEC's Division of Investment Management. Thus, no regulatory reason prevented Defendants from applying this accounting approach with respect to the Funds.

an investor who buys shares after the Fund has already accrued dividends or realized capital gains effectively pays for: (1) the value of the underlying assets of the fund; and (2) the value of the proportionate share of the undistributed income at the time of purchase that is built into the per share NAV.

47.   At the time of purchase of shares in the Funds, the distribution amount has typically not yet been announced—even though the amount of accrued income to date is known to Defendants. While the Funds' per share NAV is calculated daily (and serves as the price at which shares are bought and sold), the accrued income from dividends, and realized capital gains or losses, may vary until the date of distribution. In addition, the number of investors sharing in the distribution on the declaration date varies through the declaration date.

48.   In other words, while an investor at the time of purchase obtains the right to receive a proportionate share of distributions that will be made by the Funds, the amount of the investor's proportionate share will change. At the time of an investor's purchase, the Funds had accrued a certain amount of gross accrued income, which is reflected as fund assets and inflates the NAV purchase price paid by the investor. Each purchaser pays an inflated portion of NAV based on a proportionate share of this gross amount on that date. However, as more investors purchase shares of the Funds, the original purchaser's right to receive a proportionate share of the gross amount on the original date of purchase will

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become diluted. Therefore, the original purchaser is paying inflation on NAV at the time of purchase for a proportionate share of the amount of distributions at that time that will be diluted and reduced each day as additional investors join the Funds.

49.   The inflation portion of NAV paid by the purchaser for this accrued income represents value that is lost at the time of purchase and will never be fully recovered. The Funds will subsequently accrue income but this does not (and could not) factor into the NAV inflation paid by the investor at the time of purchase, and the investor is entitled to a proportionate share of all subsequent income in any event. As a result, with each purchase at an inflated NAV, there is damage and a loss incurred by the investor based on the price differential between the value of the underlying assets of the Funds, and the accrued income amounts that were treated as fund "*assets*." The investor may recapture some portion of this lost value when a distribution is made or upon a sale, but will never be made whole.

50.   The Funds' accounting treatment of realizing income as fund "*assets*" not only damages investors at the time of purchase, but also damages them from increased management and other fees charged to investors and received by Defendants. All management, administrative and servicing fees charged to the Funds are based on averages of the Funds' daily NAV. Defendants' chosen

accounting treatment of inflating NAV increased revenues generated by the Funds

for Defendants at the expense of investors.

51.   The fees charged to investors in the Funds are required to be disclosed

in the registration statements and prospectuses provided to investors. In the

registration statements and prospectuses, the Funds disclose the fee charges as an

amount of basis points, or as percentage, of the "*average daily value of its net

assets*." Defendants were further required to disclose how fees charged to

investors impacted the potential yields of the Funds.

52.   Defendants failed to disclose how the NAV inflation from their

accounting practices for the Funds also inflated the fees charged to investors.

Defendants' disclosures fail to inform or warn investors of this accounting

treatment, or its impact on fees to investors. Defendants could have elected to

charge fees based on only the Funds' underlying investments only (*i.e.* its true

assets) or provided the required, clear disclosure to investors including the exact

known amounts of the daily accrued income and inflation to the purchase price;

however, they did neither.

53.   Defendants are fully aware of how these accounting decisions

impact NAV and, in turn, share prices and fees, as well as the impact on investors.

Moreover, Defendants know—on a daily basis—the quantifiable amount of the

impact these distributions have on the NAV of the Funds, as well as fees charged

to investors, yet do not disclose the same to investors.

B. The Misleading Disclosures in the Funds' Registration Statements and Prospectuses

54.   During the Class Period, the Registration Statements filed by Defendants for the Funds contained, and continue to contain, false and misleading disclosures about these accounting practices concerning dividend and capital gain income, their impact on NAV share prices, their impact on fee charges, and, most importantly, their impact upon and damage caused to investors.

55.   Plaintiffs, like all investors in the Funds, received prospectuses for the Funds in which they invested automatically with their account statements which contained the false and misleading disclosures.

1. Form N-1A Required Disclosures

56.   SEC Form N-1A (the "Form") sets forth required disclosures for registered investment companies such as the Trusts, with instructions. *See* 15 U.S.C. §§ 80a–8, 80a–24, 80a–29; Form N–1A Registration Form for Open-end Management Investment Companies (2023).[8]   The Form provides guidance on certain specific affirmative disclosures which must be made, as well as other disclosures that may be made generally.

57.   The Form's stated purpose is to "elicit information for an average or

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[8]The form is available at the following location: https://www.sec.gov/files/form-n-1a.pdf.

typical investor who may not be sophisticated in legal or financial matters," to help

that investor evaluate the risks of the investment, provided a balance disclosure of

positive and negative factors, and assist an investor in comparing and contrasting a

fund with other funds. *See* Form, *General Instructions*, C.1.(b) at ii.

58.   Item 9(c) of the Form requires that a fund "[d]isclose the principal

risks of investing in the Fund, including the risks to which the Fund's particular

portfolio as a whole is expected to be subject and the circumstances reasonably

likely to affect adversely the Fund's net asset value, yield, or total return."

59.   Item 11(a) of the Form requires that a fund "[d]escribe the procedures

for pricing the Fund's shares, including: (1) An explanation that the price of Fund

shares is based on the Fund's net asset value and the method used to value Fund

shares (market price, fair value, or amortized cost) . . . . "

60.   Item 11(d) of the Form requires that a fund "[d]escribe the Fund's

policy with respect to dividends and distributions, including any options that

shareholders may have as to the receipt of dividends and distributions."

61.   Item 11(f) of the Form requires that a fund "[d]escribe the tax

consequences to shareholders of buying, holding, exchanging and selling the

Fund's shares, including, as applicable, that: (i) The Fund intends to make

distributions that may be taxed as ordinary income and capital gains (which may be

taxable at different rates depending on the length of time the Fund holds its assets).

If the Fund expects that its distributions, as a result of its investment objectives or strategies, will consist primarily of ordinary income or capital gains, provide disclosure to that effect."

62.   Item 11(g) of the Form requires that an exchanged-traded fund disclose the number of days when a fund's market price was greater than its net asset value, and the number of days when its market price was less than its net asset value (*i.e.* premium or discount) for the most recently completed calendar year.

63.   Item 23 of the Form requires that a fund "[d]escribe the method followed or to be followed by the Fund in determining the total offering price at which its shares may be offered to the public and ***the method(s) used to value the Fund's assets***." (emphasis added).   The Instructions for Item 23 state that a fund should "[d]escribe the valuation procedure(s) that the Fund uses in determining the net asset value and public offering price of its shares."

64.   Read together, these sections of the Form imposed an affirmative obligation on Defendants to disclose its chosen accounting practice for treating dividend and capital gain income, the way the Funds included income as fund "*assets*" for NAV calculation without the offsetting liability, the inflationary impact this practice has on NAV shares prices, the impact it has on yield and fees, and the risk or loss incurred by an investor from investing in a fund with high

income levels. As the Form indicates, this information is required by investors so that they can evaluate other funds which may have other accounting, NAV valuation or fee calculation procedures.

65.   The Registration Statements filed by Defendants for the Funds contain false and misleading disclosures about these accounting practices, and their impact on NAV and, more importantly, on investors.[9]

2. *The Funds' "Distributions" Disclosures*

66.   As a purported warning to investors about the timing of distributions made by the Funds, Defendants placed disclosures about "Distributions" in the Registration Statements. Defendants knew its disclosures were false, misleading, and failed to disclose the true material risk to investors relating to distributions of dividends and capital gains. Defendants further knew that, at a minimum, these disclosures failed to satisfy the demands of Form N-1A, particularly Items 11(a) and 23, which require clarity about the methodology behind how the Funds' shares are valued and any related risk to investors.

67.   During the Class Period, Defendants made the following disclosures in

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[9]The Form N-1A Registration Statements with the false and misleading statements were those filed by First Eagle on February 25, 2022; May 31, 2022; August 12, 2022; December 22, 2022; February 28, 2023; October 13, 2023; October 16, 2023; December 14, 2023; December 19, 2023; December 27, 2023; February 26, 2024; December 27, 2024; February 26, 2025; and March 7, 2025.

each of the Registration Statements and prospectuses for the Funds:

Information on Dividends, Distributions and Taxes

It is each Fund's policy to make periodic distributions of net investment income, net realized capital gains and tax-exempt income, if any. Unless you elect otherwise, such distributions to you will be reinvested in additional shares of the same share class of a Fund at net asset value calculated as of the payment date. Each Fund makes distributions on a per-share basis. **As a result, on the ex-dividend date of such a payment, the net asset value of a Fund will be reduced by the amount of the payment.**[10]

66.   This "Distributions" disclosure in the Registration Statements is false, misleading and falls far short of providing the necessary clarity and disclosure to investors about the Funds' accounting for distributions, its impact on NAV, its impact on fees, and the harm it causes to investors. The disclosure sheds no light at all for prospective purchasers on the problem presented, its cause, or the nature of impact on investors.

67.   Most importantly, this disclosure fails to identify that *all investors pay artificially inflated NAV prices at all times* for the Funds' shares, as a result of the Funds' chosen accounting practice (namely, the false classification of income as "*assets*" without the offsetting liability in calculating NAV). Instead, the disclosure focuses only on a single day, *i.e.*, the ex-dividend day, and states that the

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[10]*See, e.g.*, March 1, 2025, Form N-1A Registration Statement for the Funds, at 218.

NAV will be reduced that day by the amount of the distribution. However, the disclosure fails to explain the reason that this NAV reduction occurs, how it results from the Funds' accounting practices, or that it results from daily price inflation that accrued over the past full year (capital gains accrued annually while dividends may have accrued monthly, quarterly, or annually) every day up until the ex-dividend date.

68.   The disclosure falsely and misleadingly suggests that the NAV reduction is solely the result of the recognition of the distribution on the ex-dividend date. In other words, even if an investor understood the timing of the disclosed NAV reduction to mean that the price was inflated by the impending distribution, the investor would believe that the inflation occurred only as a result of its recognition on ex-dividend date, and not before. Nothing in the disclosure suggests that the NAV was inflated before the Funds' recognized and declared the distributions, or that the NAV reduction represents any accrued but unrecognized prior income that was classified as fund assets. Nothing in the disclosure suggests that NAV is inflated by the Funds' chosen accounting practice, or that other mutual funds may account for this income differently.

69.   The disclosure also fails to warn prospective investors of the harm that will be incurred from purchasing the Funds at inflated NAV prices due to their accounting practices. A purchaser of the Funds at NAV prices inflated by

28

undistributed income will incur an immediate loss of value that will never be recaptured. The inflation in the per share NAV prices includes a portion dedicated to the future right to receive a proportionate share of past accrued income that will be subsequently diluted and lost. The disclosure fails to identify this resulting loss of value experienced by investors from purchasing at inflated NAV prices, or that this loss results from the Funds' accounting method.

70.   The disclosure also falsely suggests to prospective investors that there is no economic harm which results from distributions, even if they do purchase on the ex-dividend date. The disclosure states that, on the ex-dividend date, the Funds' NAV will be reduced by the "amount of the distribution." By stating that the NAV is reduced by the "amount of the distribution," the disclosure suggests that no economic harm results to an investor as these amounts offset each other. In truth, there is economic harm that results from purchasing at inflated NAV prices, as a portion of the value paid-for is lost and never recovered in the subsequent distribution.

71.   In addition, this disclosure fails to identify or address the other harm and damage incurred by investors due to inflated NAV from the Funds' chosen accounting method. The inflated NAV of the Funds causes investors to pay Defendants increased management, administrative and other servicing fees that are based on the Funds' average daily (inflated) net asset calculations, which are

excessive and far higher than disclosed. An investor purchasing at an inflated

NAV pays inflated sales charges, as applicable, and inflated fees on an ongoing

basis for the life of the investment in the Funds.

72.   Although Defendants know the exact amount at any given time of the

NAV price inflation, the Funds do not disclose or quantify for investors the

magnitude of the NAV price inflation. At times, the NAV inflation has a very

substantial impact on the purchase price, as well as the fees paid by the investor,

and erodes total real returns to investors over time. Investors who review this

disclosure remain in the dark about how the Funds' chosen accounting treatment of

distributions impacts the prospective returns on their investment, as compared to

alternative funds with different accounting methods.

73.   In sum, from the Funds' disclosure on "Distributions," there is no way

for investors to know that Defendants engage in accounting practices which inflate

the Funds' NAV, inflate all fees paid by investors on the inflated NAV, or cause

the other harm and losses to investors. Defendants' disclosure fails to provide

investors sufficient information to evaluate the various material risks associated

with the Funds' chosen accounting approach for distributions. Without more

specific information, Defendants' disclosure is incomplete, false, and misleading,

as no investor could discern the material risk that results from Defendants'

accounting methods.

74. The following material omissions and/or misstatements were made in the Funds' Registration Statements, prospectuses and related "Distribution" disclosures:

   a. **Misleading Investors Regarding the Timing of Losses** – Defendants failed and fail to disclose that the Funds' NAV share prices are inflated at all times after income has been accrued, instead suggesting that it is only purchasers at or near the "ex-dividend date" of a distribution who may be harmed. This information is material because, *inter alia*, investors remain unaware that they are overpaying throughout the entire distribution cycle of a mutual fund, not just on the eve of a payout, and thereby also causes investors to suffer a material loss and economic harm.

   b. **Artificially Inflated NAV** – Defendants failed and fail to disclose to investors that accrued but unpaid dividends/capital gains are treated as though they were permanent fund assets, despite actually constituting liabilities owed to shareholders—which information is material because it results in artificially inflated NAV share prices and causes investors to purchase overvalued mutual funds based upon the mistaken and false impression that the NAV reflects the genuine value of the mutual funds' underlying investments, thereby causing investors economic harm.

   c. **Misleading Investors about the Harm** – Defendants failed and fail to disclose the true and actual harm that results to an investor from their accounting practices. Defendants suggest that the NAV of the funds will be reduced by the exact amount of the distribution payment, falsely suggesting that no real economic harm is suffered by the investor. This is highly misleading as investors who purchase at inflated NAV will never recapture their full loss of value from their overpayment, they receive less shares, they pay higher fee rates over the life of their investment and suffer other damage that is not relieved by the subsequent distribution payment.

   d. **Paying Higher Fees on Overstated NAV** – Defendants failed and fail to disclose that the accrued distributions (which are, in fact, liabilities and not assets) inflate the NAV used to calculate the Funds'

management and other fees—which information is material because investors unknowingly pay artificially inflated fees that are higher than disclosed based on a NAV that does not reflect actual fund assets, effectively rewarding Defendants in the form of fees for undistributed income that belongs to shareholders and causing investors to suffer economic harm.

e. **Magnitude of NAV Inflation Not Disclosed** – Defendants failed and fail to disclose the magnitude of the inflation of NAV of the Funds which result from its accounting methods. The magnitude of the NAV inflation can be substantial and have a material impact to investors both at the time of purchase, as well as on an ongoing basis. Defendants know the exact amount each day of the NAV inflation and do not disclose this information to investors.

f. **Fewer Shares Purchased & Reduced Dividends** – Defendants failed and fail to disclose that inflating the NAV reduces the number of shares an investor obtains, thus decreasing future dividend income in perpetuity—which is material because it reduces mutual fund shareholder income and long-term returns based on the compounding of lost income and causes economic harm to investors.

g. **No Disclosure of Accounting Practices** – Defendants failed and fail to disclose that it is their chosen accounting practices for the Funds which inflate NAV share prices. Investors have no way of knowing or comparing alternative mutual funds that employ other accounting methods for treating income and distributions to investors.

75.   The Funds' failure to provide explicit and clear disclosure about its accounting method for distributions, and the impact on investors, is exacerbated by its other disclosure regarding NAV computation (discussed below), which suffers from the same exact infirmities.

3. *The Funds' "NAV Computation" Disclosure*

76.   In addition, the Registration Statements also contain false and

misleading statements about how the Funds compute NAV. The Funds disclose

that their NAV-based share prices are computed as "net" calculations of "*assets*

minus liabilities." However, this disclosure is also false, misleading, and failed to

disclose the true material risk to investors relating to distributions of dividends and

capital gains. This NAV disclosure further fails to satisfy the demands of Form N-

1A, particularly Items 11(a) and 23, which require clarity about the methodology

behind how the Funds' shares were valued and any related risk to investors.

77.   During the Class Period, Defendants filed the Registration Statements

for all the Funds with the following disclosures:

COMPUTATION OF NET ASSET VALUE

The net asset value per share is computed by **dividing the total current value of the assets of a Fund, less its liabilities, by the total number of shares outstanding** at the time of such computation. The ongoing expenses of a Fund are treated as liabilities of a Fund for this purpose and therefore reduce a Fund's net asset value. Generally, expenses that do not pertain specifically to a class are allocated to the shares of each class, based upon the percentage that the net assets of such class bears to a Fund's total net assets and then pro rata to each outstanding share within a given class.[11]

78.   The Registration Statements all describe the computation of the NAV

per share for the Funds in this same exact way as a net calculation by taking total

assets, subtracting all liabilities, and dividing by total number of shares. This

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[11]*See, e.g., id.*, Statement of Additional Information, at 91 (emphasis added).

disclosure in all Registration Statements is false, as Defendants' calculation of the

Funds' NAV is not *net* of liabilities per share, as Defendants represented.

79.   During the Class Period, Defendants' daily NAV calculations for the

Funds sold to investors were artificially inflated by their chosen accounting

method. When computing the NAV of the Funds, Defendants included the accrued

dividends, short-term capital gains, and long-term capital gains as "*assets*," yet

failed to include associated offsetting "*liabilities*" for the anticipated distributions

of these assets to investors. This inclusion of accrued, distributable income as

"*assets*" without offsetting "*liabilities*" artificially inflated the NAV of the Funds.

Defendants did not report the Funds' NAV using a net calculation.

80.   The NAV disclosure in the Mutual Funds' Registration Statements

fails to identify that the Funds classify income as "*assets*," without the offsetting

"*liability*." This NAV disclosure states that all liabilities are netted out, which

should include income and gains required to be distributed. Defendants know and

can calculate these accrual amounts daily, and could easily report these amounts to

investors if they chose to do so.

81.   Defendants know there are other accounting methods employed by

mutual funds for the treatment of distributions, and that the different accounting

approaches carry different material risks and impact on investors. Defendants

should have disclosed how their chosen accounting method impacted the Funds'

investors, and provided investors sufficient information to evaluate other mutual

funds with alternative accounting methods.

C. Investors in the Funds were Materially Damaged

1. *The Funds' NAV Prices are Falsely Inflated*

82.   Defendants know that their accounting practices result in inflated

NAV share prices for the Funds between the time that distributions are recognized.

The artificial inflation of NAV is evident in the reaction of the per share prices of

the Funds upon distributions of income and realized capital gains. After the Funds

make a distribution, the price per share declines in relative proportion to the

amount of the distribution. If the Funds were accurately valued, there would be no

drop in the share price. Therefore, the drop in NAV is evidence that the NAV was

overvalued prior to the distribution.

83.   For example, the First Eagle Global Fund issued distributions to

investors during the Class Period. The First Eagle Global Fund made the

following distributions and had the following consequential downward per share

price reactions during the Class Period:

Table 1 –First Eagle Global Fund NAV and Distributions[12]

Year	Pre-Distribution NAV	Distribution Amount	Post-Distribution NAV	Per-Share Price Change
2024	$70.01	$3.10	$66.74	-$3.27
2023	$60.39	$1.72	$58.12	-$2.27
2022	$58.65	$2.36	$56.50	-$2.15
2021	$63.22	$3.39	$60.33	-$2.89

84. These price reductions that are caused by distributions of accrued income in the Funds demonstrate that the NAV of the Funds is inflated by the categorization of accrued income as "*assets*," and that such inflation dissipates upon the distribution of accrued income. Indeed, after the declaration of an income distribution, the NAV of the Funds decreases in an amount that approximates the distribution.

85. All investors who purchased the Funds between distributions experienced artificial inflation of NAV to their detriment, incurring economic harms and identifiable losses.

86. Before these distributions are made, there is no possible way for any investor to know of the existence of this NAV inflation or to determine its extent. Defendants, on the other hand, are aware in real time of the accrued income in the Funds and choose to withhold this information from investors.

87. As a result of NAV price inflation due to Defendants' accounting

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[12]Table 1 was prepared using data from Yahoo Finance.

practices, investors in the Funds paid artificially inflated prices for their shares. The inflation in the NAV price paid by purchasers, or the overpayment, represents an immediate loss or damage at the time of purchase that is never subsequently recaptured. The price inflation paid by the investor represents the right to receive a proportionate share of accrued income that will be subsequently diluted, so the investor incurs a loss of value that is never recaptured. The investor will receive the same subsequent income accruals, which did not factor into the NAV inflation paid, but these cannot compensate the investor for the loss due to inflation paid at the time of purchase.

88.   An investor's losses attributable to purchasing shares in the Funds while the NAV is artificially inflated can be readily calculated as the sum of the following amounts:

a.   (*Accrued Dividend Per Share * Number of Shares Purchased * Effective State and Federal Tax Rate*); and

b.   (*Accrued Long-Term Capital Gain Per Share * Number of Shares Purchased * Effective State and Federal Tax Rate for Long-Term Capital Gains*); and

c.   (*Accrued Short-Term Capital Gain Per Share * Number of Shares Purchased * Effective State and Federal Tax Rate for Short-Term Capital Gains*).

89.   Moreover, investors are harmed even if they purchase shares of the

Funds and sell the shares before the next distribution date. An investor will never

recover a portion of the price inflation represented by the proportionate share of

undistributed income that was subsequently diluted. In addition, investors who

hold equity securities for greater than 60 days are entitled to qualified income tax

treatment on dividend income in the form of taxation at a rate of approximately

half of the short-term capital gains rate. For these investors, when income accrues

to the NAV, it is effectively converted from qualified income to a short-term

capital gain that is taxed at a substantially higher rate. These losses can be readily

calculated using the following formula: (*Accrued Dividend Per Share * Number of*

*Shares Sold * (Effective State and Federal Tax Rate for Short-Term Capital Gains*

- Effective State and Federal Tax Rate for Qualified Income).

90.   In addition, due to the purchase of shares of the Funds at an inflated

NAV, investors receive a lesser amount of shares in the funds—lesser value—than

they otherwise would if Defendants employed proper accounting methods such

that NAV was not artificially inflated.[13] This reduction in shares received by the

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[13]For example, assuming a fund has a per share NAV of $10, with $0.10
attributable to an accrued dividend. An investor who pays $100,000 would receive
10,000 shares—$99,000 in underlying assets and $1,000 in dividends. Following
the distribution, the investor would still have 10,000 shares valued at $99,000. If,
however, the dividend had not accrued to the NAV, and the investor had not been
forced to purchase the accrued dividend, the NAV would have been $9.90 and the
investor could have purchased 10,101 shares ($100,000 divided by $9.90).
Consequently, the investor has 101 less shares.

Funds' investors due to inflated NAV further compounds over time as investors experienced diminished returns and fewer dividends on a reduced number of shares. That is, investors who purchased at an inflated NAV lose value based on the inflated purchase price because they also receive less distributions from the Funds, whether they elect to receive the distribution as cash or reinvest. The Funds, like all mutual funds, are typically purchased with the intention that they are long-term investments, so the damage from loss of shares compounded over time is significant to investors.[14]

91. An investor's loss in value attributable to receiving less shares at the time of purchase can be readily calculated by taking the difference between the number of shares that would have been purchased based on a per-share NAV that does not include accrued income categorized as an asset and the number of shares actually purchased based on a per-share NAV that includes accrued income categorized as an asset. This can also be expressed using the following formula: ((*Market NAV* – (*Accrued Dividends* + *Accrued Short-Term Capital Gains* + *Accrued Long-Term Capital Gains*)) / *Total Investment Value*) – (*Market NAV* / *Total Investment Value*).

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[14]According to a leading industry source, the annual retention rate for investors in equity mutual funds was 4.25 years in 2022. *See* 2023 Dalbar's *Quantitative Analysis of Investor Behavior*, (Dec. 31, 2022).

2. *The Funds' NAV Inflation is Material*

92.   This NAV price inflation experienced by all investors in the Funds is material, as no investor wants to overpay for the purchase of a mutual fund (no matter how small the amount of overpayment). Indeed, it would be economically irrational to do so. Mutual fund investing is a highly competitive field and even small differences in prices due to NAV inflation may affect and materially impact an investor's decision to invest.

93.   While Defendants do not disclose their accrued dividends and capital gains on a real-time basis for purchasers of the Funds, there is after-the-fact disclosure of the total annual net income, net gains, and net distributions incurred for the year. However, this after-the-fact disclosure of past year distributions does nothing to disclose or warn investors in real-time that the Funds' NAV is inflated, as the amounts can vary year-to-year significantly.

94.   For illustration, to show the potential for NAV inflation from accrued income, the following are the total annual distributions for the Funds of both dividend income and capital gains, which demonstrate that the impact on share prices is material:

First Eagle Funds – Total Annual Distributions[15]

Fund	2024	2023	2022	2021
Global Fund	3.70 %	4.28 %	5.90 %	2.63 %
Overseas Fund	2.37 %	3.81 %	5.43 %	0.22 %
U.S. Value Fund	6.74 %	7.93 %	8.41 %	1.89 %
Global Income Builder Fund	2.84 %	4.13 %	6.14 %	3.40 %
Rising Dividend Fund	8.75 %	3.74 %	12.28 %	17.41%
Global Real Assets Fund	1.74%	1.04%	-	-

95.   During the Class Period, Defendants' failure to account for these distributions as "*liabilities*," while recognizing them only as "*assets*," materially inflated the NAV for investors by significant percentages. This inflation is highly material to any purchaser at inflated NAV-based share prices who incurs an immediate loss and damage at the time of purchase, receives fewer shares of the Funds, and also incurs an increased tax liability on a portion of the distribution that equates to a return of capital.

3. *The Funds' Inflated NAV Resulted in Undisclosed Excessive and Unfair Fees*

96.   The Registration Statements for the Funds all made disclosures in the prospectuses to investors about the fees charged to investors for sales charges, as well as management and other services. However, Defendants' disclosure of these

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[15]The below percentages are derived from the total annual gross distributions for Class A shares of the Funds, divided by the NAV at the beginning of the year as reflected in the January 2, 2025 Form N-CRS Shareholder Annual Report.

fees to the investors was false and misleading because it failed to describe how their accounting practices resulted in inflated NAV-based share prices which, in turn, result in excessive and unfair fees charged to investors that are far greater than disclosed.

97.   The Registration Statements for the Funds all describe the various management, administration, service, and other fees charged to investors either at the time of purchase or during their ownership as percentages, and represent that all such fees are "*expenses that you pay each year as a percentage of the value of your investment*." In the fine print, the Registration Statements state that the expenses are paid "at the annual rate of the *average daily value of its net assets*."[16] The "*average daily value of its net assets*" for the Funds refers to the Funds' per-share NAV, which are calculated with the same artificial inflation due to Defendants' accounting practices. Defendants fail to disclosure to investors that their calculation of "*average daily value of its net assets*" is not a net calculation of *assets minus liabilities*, but an inflated calculation which misclassifies income as *assets*, without recognizing the liabilities, or that different mutual funds may employ different accounting methods.

98.   For example, all investors in shares of the Funds paid various fees for

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[16]*See supra* note 3 (emphasis added).

the ongoing management and operation of the Funds. Defendant FEIM charged

investors a management fee of .75% based on the NAV of all Funds, except the

Rising Dividend Fund (which had a fee of .50% based on NAV) and the Real

Assets Fund (which had a fee of .65% based on NAV). These management fees

paid by investors to FEIM are excessive and unfair as they are based on the Funds'

inflated per-share NAV that is higher than known by investors.

99.   Defendant FEFD also charges investors with sales charges and

distribution and service fees based on the Funds' inflated NAV. For instance, at

the time of purchase, Class A shareholders pay an upfront sales charge of 5% of

the per-share NAV on all shares purchased, while Class A and C shareholders pay

contingent deferred sales charges ("CDSCs") based on the per-share NAV for all

shares sold within certain time periods. Additionally, FEFD charges distribution

and service fees of .25% to Class A shareholders, and 1.00 % to Class C

shareholders that are paid monthly on the Funds' NAV. Defendants also charge

.11% of NAV to investors for other expenses. All these fees paid by investors to

FEFD are excessive and unfair as they are based on the Funds' inflated NAV that

are higher than known by investors.

100.   During the Class Period, investors in the Funds were charged these

fees either at purchase or annually on the inflated NAV of the Funds, which

increased the fees collected by Defendants at the expense of investors. By

inflating the NAV of the Funds, and thereby increasing the billable *assets*, the Defendants charged higher gross fees to investors than disclosed in the Registration Statements and prospectuses. Within the investment industry, there is strong competition among mutual funds to offer the lowest percentage fees to investors to attract capital. All else equal, Defendants would prefer to charge lower percentage fees on higher net assets, than the reverse.

101.   As a result, Defendants are incentivized to engage in these accounting practices, and to avoid full disclosure, at significant cost to investors. Indeed, although Defendants are well aware of the detrimental impact of their current accounting practices and possess the technology and infrastructure to correctly account for the accrued income of the Funds, they have every incentive to maintain the status quo so they can continue to garner increased fee revenues based on inflated NAV calculations.

102.   In short, during the Class Period, the inflated NAV of the Funds resulted in excessive, hidden fees paid by investors that were higher than disclosed. The Funds' investors were misled into believing that the fees were based on "net" calculations when they were not, and no disclosure was made of their accounting method, or that different accounting methods may exist at other funds. No amount of fee overcharge to investors is immaterial. As mutual funds are generally long-term "buy and hold" investments, the Funds' excessive fees compounded over time

to reduce the investment principal of the investors.

103.   An investor's losses attributable to the overpayment of fees that are assessed based on the inflated NAV of the Funds can be readily calculated using the following formula: (*Accrued Dividend Per Share + Accrued Long-Term Capital Gain Per Share + Accrued Short-Term Capital Gain Rate Per Share*) * *Management Fee*.

4. Defendants' Disclosures Resulted in Damages to Fund Investors

104.   Defendants' distribution and NAV disclosures were false and misleading and omitted material facts necessary to make the discloses not false or misleading. These disclosures mislead investors into believing that the NAV of the Funds is truly a net calculation which includes subtraction out of all liabilities for distributions when it is not, or that all fees are based on "*net assets*" when they are not. The Funds' disclosures fail to state that NAV is inflated by accrued income amounts at all times, and warns only that investors may experience a reduction of the NAV on the "ex-dividend date" of a distribution.

105.   None of these disclosures explains how NAV prices are inflated at the time of purchase, how this causes the investor to incur immediate harm at the time of purchase, or how this causes the investor harm over the life of their investment from higher management and other service fees for the Funds than disclosed. Moreover, none of the disclosures explain that this damage and harm is the result

45

of chosen accounting methods adopted by Defendants for the Funds, or that other funds may exist with different (lower cost) accounting treatment.

106. Plaintiffs and the Class were directly harmed by Defendants' false and misleading disclosures because their damage suffered is the result of the Funds' manner of NAV calculation that was not only undisclosed or expected by investors, but also contrary to the representation that it was a "net" calculation. Defendants were required to affirmatively disclose the material risks associated with their calculations of NAV, or policies related to recognition of distributions. Otherwise, investors lack necessary information to evaluate the true price of their purchases and the cost of their investment over time, or compare alternatives.

107. Unbeknownst to them, Plaintiffs and the Class each purchased shares of the Funds at NAVs that were inflated. The exact amount of the NAV inflation at the time was known to Defendants who conduct daily NAV calculations both for transactions with investors, and for the calculation of various fees charged to the Funds, which are based on NAV. The exact amount of NAV inflation experienced by Plaintiffs and Class member is within the sole knowledge of Defendants, and can only be ascertained from internal fund records until disclosed after the resulting harm is incurred.

108. The inflated NAV prices paid by Plaintiffs and the Class with each purchase of shares of the Funds is caused by, and the result of, Defendants' chosen

accounting method for the treatment of distributions for NAV calculation. Between distributions, Defendants account for dividends received and capital gains realized (or income) as assets of the Funds by allowing them to accrue to (and increase) the NAV on a daily basis. As a result, there is inflation built into the NAV prices, which represents an investor's proportionate share of this accrued-but-as-of-yet-unpaid income of the Funds that is falsely accounted for as "*assets*" of the Funds.

109. The price differential between NAV calculated with this false inflation and NAV calculated without this false attribution of income to assets represents an investor's overpayment for the value of its shares. This inflation paid by the investor represents the inchoate right to receive a proportionate share of a future distribution (*i.e.*, the dividends and realized capital gains) at the time it is declared. However, while the amount of the investor's overpayment is known to Defendants in real time, the amount the investor receives, if any, is not determined until the Funds recognize a distribution, which is divided among investors and diluted over time. As a result, the inflation paid by an investor upon a purchase of a fund's shares will never be subsequently recaptured in the distributions made by the Funds to investors. The investor may recover some value but will never be made whole.

110. Therefore, Plaintiffs and the Class, with each purchase of shares of the

Funds, incurred a loss due to the price differential in NAV calculation between how Defendants actually performed the calculation (falsely accounting for income as "*assets*" without the associated liability) and how it should have been performed (as a true "net," "*assets minus liabilities*" calculation). This lost value experienced by Plaintiffs and the Class occurred at the time of purchase, with some offset at the time on the first occasion when subsequent distributions were received, then has continued through the time the lawsuit was filed. All other subsequent distributions, depreciation in value or appreciation in value have no bearing upon, and cannot factor into, the differential loss of value that was incurred at the time of purchase.

111. In addition to the damage at the time of purchase, Plaintiffs and the Class suffered damage from excessive management, administrative, servicing, and all other fees that were paid both at the time of purchase and also during the life of their investment in the Funds. Defendants' chosen accounting decisions for the treatment of distributions resulted in inflated NAV calculations which materially increased these fees which were based on "*average daily value of its net assets.*" Defendants' accounting treatment that inflated NAV and increased all fees was never disclosed to investors.

112. With each fee calculation made by Defendants based on an inflated NAV for the Funds, Defendants generated undeserved and excess revenues based

48

on the price differential in NAV calculation between how Defendants actually

performed the calculation (falsely accounting for income as "*assets*" without the

associated liability) and how it should have been performed (as a true "net" or

"*assets minus liabilities*" calculation). As a result of these inflated NAV

calculations made daily by Defendants, Plaintiffs and the Class overpaid these

excess fees from the time of purchase through the time the lawsuit was filed.

113. Furthermore, Defendants' undisclosed accounting decisions which

inflated NAVs of the Funds also created additional tax liabilities to investors on an

effective return of capital. Defendants' accounting practices transformed cash paid

by investors for shares of Funds into a tax liability, without fully warning investors

of the basis and nature of this risk and how it could be avoided.

114. These tax and fee consequences are not separate or incidental injuries;

rather, they form a direct component of the price inflation alleged under Section 11

of the 1933 Act. By classifying accrued income as an "*asset*" rather than a

liability, the Funds' disclosures inflated the purchase price for all shareholders. As

a result, investors (a) paid more per share than they otherwise would have and

incurred a loss or damage that is never recaptured, (b) paid excessive management

and other fees on the portion of the NAV that never truly belonged to the Funds,

and (c) incurred unwarranted taxes on what was merely a return of their own

principal. Each of these injuries arises directly from the difference between the

artificially inflated purchase price and the securities' actual value resulting from

Defendants' material misstatements and omissions.

D. Plaintiffs' Purchases and Excessive Fees Paid

115.   Plaintiff Marianna Dandini purchased shares of the First Eagle Global

Fund, Class C shares, regularly through systematic purchases during 2022 through

2024 of the Class Period. At the time, Plaintiff Dandini's purchases were each

inflated by the undistributed dividend income and realized capital gains which were

distributed only annually.

116.   On December 1, 2022, the Fund distributed capital gains of $2.36 per

share, causing the NAV to fall from $58.65 to $56.50, and Plaintiff Dandini, who

had purchased shares at $59.898 in June 2022 and $57.301 in August 2022, as well

as at other times, realized losses when the NAV inflation was released with the

distribution that dropped the NAV price to $56.50.

117.   Similarly, on December 5, 2023, the Fund distributed capital gains of

$1.41 per share and dividends of $0.31 per share, causing the NAV to fall from

$60.39 to $58.12, and Plaintiff Dandini, who had purchased shares at $59.09 in

February 2023, at $58.221 in March 2023, at $59.131 in April 2023, at $60.120 in

September 2023, at $58.760 in November 2023, and at $60.39 in December 2023, as

well as at other times, realized losses when the NAV inflation was released with the

distribution that dropped the NAV price to $58.12.

118.   On December 5, 2024, the Fund distributed capital gains of $2.07 per share and dividends of $1.03 per share, causing the NAV to fall from $70.01 to $66.74, and Plaintiff Dandini realized losses from her purchases when the NAV inflation was released.

119.   Plaintiff Dandini also has realized losses during the time of her holding of shares as Defendants overcharged her for fees by undistributed income amounts on the Fund's NAV from her first purchase to the present.

120.   Plaintiff Jeffrey Logan purchased shares of the First Eagle Global Fund, Class A shares, in October 2024. At the time, Plaintiff Logan's purchase of shares was inflated by the undistributed dividend income and realized capital gains which were distributed by the Fund only annually.

121.   On December 5, 2024, the Fund distributed capital gains of $2.07 per share and dividends of $1.60 per share, causing the NAV to fall from $73.72 to $69.87. Plaintiff Logan purchased his shares at an NAV price of $74.11, which later fell in value when the Fund issued its distributions that had inflated his purchase price and dropped the NAV to $69.87.

122.   Plaintiff Logan also has realized losses during the time of his holding of shares as Defendants overcharged him for fees by undistributed income amounts on the Fund's NAV from his purchase to the present.

E. Plaintiffs' Discovery of the Statutory Violations

123.   At the time of their purchases of shares of the Funds, Plaintiffs and Class members had no knowledge that the NAV-based shares prices they paid were artificially inflated due to undisclosed amounts of income from dividends and capital gains that were not distributed. Plaintiffs and Class members also had no knowledge that the management, administration, and other fees that they paid on their shares were also inflated due to the artificially inflation of the NAV shares prices, on which these fees were calculated. Furthermore, Plaintiffs and Class members had no knowledge of the specific amounts by which the NAV prices on their purchases were inflated, or the specific amounts by which their fee payments on their shares were inflated during the Class Period.

124.   To this day, Defendants have failed to disclose to investors the fact of the inflation in its NAV shares prices, the extent of the inflation, the resulting inflation to its fee charges to investors in the Funds and the false and misleading nature of its disclosures at issue in this case. Plaintiffs only became aware of this undisclosed NAV price inflation and the false and misleading nature of the disclosures at issue in this case, based on expert research and analysis conducted on their behalf in the month prior to the filing of this action. Since the facts and circumstances regarding the undisclosed NAV price inflation and the false and misleading disclosures at issue was concealed and remains concealed by

Defendants, Plaintiffs and other investors of normal intelligence and sophistication never were placed on inquiry notice of any kind because the issues giving rise to Plaintiffs' claims involve exceptionally complex issues related to mutual fund accounting and disclosures with respect to the same and Plaintiffs could not have known that such claims were possible (much less probable) without the benefit of such research and analysis.

125.   This action was filed within one year of Plaintiffs' discovery of the facts upon which this complaint is based to the time that Plaintiffs filed this action, and less than three years have elapsed between the time that the shares at issue were offered to the public and the time Plaintiffs filed the action.

F. Liability Under the 1933 Act as Issuers, Statutory Sellers, and Control Persons

1. The Trust and Individual Trustees and Trust Officers

126.   Pursuant to Section 11 of the 1933 Act, Defendant FEF (the Trust) and the Control Persons (the trustees and trust officers of FEF), are each liable as an "issuer" of shares of the Funds. Each of the Control Persons signed the Registration Statements of the Trust at issue during the Class Period. As such, each of the Control Persons is responsible and liable for the content thereof and any misrepresentation therein.

127.   Pursuant to Section 12 of the 1933 Act, the Trust is a statutory seller of the respective shares of the Funds issued and sold to its investors. SEC Rule

159A provides that issuers of securities are statutory sellers for purposes of §

12(a)(2). *See* 17 CFR § 230.159A.

2. *Defendant FEFD's Liability As a "Statutory Seller"*

128.   Defendant FEFD is a statutory seller because it passed title of the

shares of the Funds to the Plaintiffs and Class, and because it solicited purchases

by the Plaintiffs and Class of shares of the Funds motivated by the desire to

generate revenues for itself and Defendants.

129.   During the Class Period, FEFD had an Amended and Restated

Underwriting Agreement[17] with the Trust to act as underwriter to sell and distribute

all shares offered by the Funds. FEFD agreed to use its best efforts to solicit orders

for the sale of shares, and to advertise and promote the shares in connection with

its solicitation.[18] FEFD received compensation from the Trust for underwriting

and distributing the Funds' shares to the public.[19]

130.   Additionally, on a continuous basis, FEFD offered or sold shares of

the Funds directly and through certain broker-dealers with which it had a selling

group agreement to distribute shares of the Funds to their respective customers.[20]

---

[17]*See* https://www.sec.gov/Archives/edgar/data/906352/000093041323002710/
c107344_ex99-e1.htm ("Underwriting Agreement").

[18]*See id.*, at ¶ 2.

[19]*See id.*, at ¶ 7.

[20]*See id.*, at ¶ 3.

These broker-dealers distributed shares for FEFD, the underwriter, to the Funds'

shareholders. Moreover, all investors who purchased through FEFD, or one of its

broker-dealer agents, did so pursuant to the Registration Statements and

prospectuses at issue. As such, FEFD's offer and sale of the Funds through its

broker-dealers was the effective equivalent of offering and selling shares of the

Funds directly to the public.

131.   Both because FEFD transferred title to shares of the Funds to

Plaintiffs and the Class, and because it solicited and marketed all shares of the

Funds to the public, it is responsible and liable for the content of the Registration

Statements as a statutory seller.

3. *Defendant FEIM's Liability as a Control Person*

132.   Pursuant to Section 15 of the 1933 Act, defendant FEIM is liable as a

control person of both FEF (the Trust) as "issuer," and FEFD as an "underwriter"

and a "seller," which were primary violators. FEIM is liable as a control person

because it has the power and authority to control the relevant policies of both FEF

and FEID, which are implicated by the violations alleged in this complaint.

133.   During the Class Period, FEIM served as the Funds' investment

adviser and administrator. Pursuant to its Administrative Services Agreement with

the Trust dated December 1, 2025,[21] FEIM agreed to perform "administrative,

---

[21] *See*

accounting, operations, compliance and other services" on behalf of the Funds.[22]

These services were in addition to the day-to-day management of the Funds'

investment operations, and FEIM received fees from investors of .5% of the

Funds' average daily net assets.[23]

134.   FEIM's responsibilities for the management and administration of the

operations and business of the Funds represents nearly its entire business.

According to its Form ADV filing, its investment operations are focused

exclusively on pooled investment vehicles such as the Funds, and it does not

disclose any other high net worth individual or charity clients. The Funds

constitute the vast majority of the assets under its management and administration.

135.   Additionally, FEIM operates a website at https://www.firsteagle.com/

through which it presents itself and the Funds as a unified family of mutual funds

operating as a single collective business operation. The website publishes relevant

marketing materials and information for prospective investors about the Funds,

with all information necessary to evaluate the Funds. Through FEIM's website,

investors can open direct investment accounts with the Funds, and download the

registrations statements, prospectuses, summary prospectuses, financial reports and

---

https://www.sec.gov/Archives/edgar/data/906352/000093041316005707/c83269_e
x99-h3.htm ("Administrative Services Agreement").

[22] *See id.*, at ¶ 2.

[23] *See id.*, at ¶ 3.

other mutual fund-related documents for the Funds. Further, FEIM shares senior

officers with the Funds where they can exert control over the Funds' management

and policies.

136.　In short, FEIM's control over the Funds' day-to-day management,

operations, accounting and compliance as its adviser and administrator, its shared

senior officers, and its singular management of the Funds as part of a unified

family, all reflect that its ability to control and direct the policies of the Funds that

are implicated by the disclosures at issue in the Registration Statements.

Specifically, FEIM had power, control, and authority over the Fund's accounting

and compliance, which involve its NAV calculation policies, accounting policies,

distribution policies and the content of its Registration Statements. FEIM's

responsibility for these functions make it strictly liable for the Registration

Statements' disclosures as a control person of the Trust as an "issuer" and primary

violator, if the disclosures are false, misleading and omit material facts. Therefore,

as a control person, FEIM is jointly and severally liable with FEF to the extent that

the Registration Statements are false, misleading, and/or omit material facts.

137.　FEIM also has control person liability for FEFD to the extent it is

found to be a primary violator as "underwriter" or statutory "seller." According to

its publicly available FINRA Broker-Check Report,[24] FEFD is owned "75% or

more" by FEIM, and FEIM "directs the management and policies" of FEFD.[25]

138.   On its website, FEIM describes FEFD as follows:

FEF Distributors, LLC ("FEFD") (SIPC), a limited purpose broker-dealer, distributes certain First Eagle products. FEFD does not provide services to any investor, but rather provides services to its First Eagle affiliates.

<p style="text-align:center">*   *   *</p>

The First Eagle Funds are offered by FEF Distributors, LLC, a subsidiary of First Eagle Investment Management, LLC, which provides advisory services.

139.   In sum, due to FEFD's subsidiary status to FEIM, as well as FEIM's

ownership and ability to direct and control its management and policies, FEIM is a

control person of FEFD, which is an "underwriter" and "seller" under the 1933 Act

that is strictly liable if the Registration Statements and prospectuses are false,

misleading, and/or omit material facts. Therefore, as a control person, FEIM is

jointly and severally liable with FEFD to the extent of its liability.

V.   CLASS ACTION ALLEGATIONS

140.   Plaintiffs bring this action as a class action on behalf of all persons or

entities who purchased First Eagle Funds identified herein, traceable to its

---

[24]*See* https://files.brokercheck.finra.org/firm/firm_46585.pdf ("FINRA Report").

[25] *See id.*, at 5.

Registration Statements (the "Class"). Excluded from the Class are Defendants

and their families, the officers, directors and affiliates of Defendants, members of

their immediate families, and their legal representatives, heirs, successors, or

assigns and any entity in which Defendants have or had a controlling interest.

141.   All criteria for prosecuting a class action under Sup. Ct. Civ. R. 23 are

met.

142.   The members of the Class are so numerous that joinder of all

members is impracticable. Shares of the Funds are publicly quoted and held, and

millions of shares are sold to investors daily. While the exact number of Class

members is unknown to Plaintiff at this time and can only be ascertained through

appropriate discovery, Plaintiffs believe there are hundreds of thousands of

members in the proposed Class. Record owners and other members of the Class

may be identified from records maintained by Defendants and may be notified of

the pendency of this action by mail using a customary form of notice.

143.   Plaintiffs' claims are typical of the claims of the members of the

Class, as all members of the Class are similarly affected by Defendants' wrongful

conduct in violation of law as complained of herein.

144.   Plaintiffs will fairly and adequately protect the interests of the

members of the Class and have retained counsel competent and experienced in

similar class action litigation.

145. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

      (a)   whether Defendants violated the 1933 Act;

      (b)   whether statements made by Defendants to the investing public in the Registration Statements and prospectuses, including the "ex-dividend" date and NAV disclosures, were false and misleading;

      (c)   whether statements made by Defendants to the investing public in the Registration Statements and prospectuses misrepresented material facts about their accounting practices and NAV calculations for the Funds, including their true value, their actual expenses, and potential tax liabilities for investors; and

      (d)   to what extent the members of the Class have sustained damages and the proper measure of damages.

146. This harm extends to all purchasers, including those in tax-advantaged accounts or who are long-term holders of shares of the Funds, because they still overpay for shares and incur artificially inflated fees—demonstrating that every class member faces a common injury, regardless of individual tax status or holding period.

147. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it

impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in managing this action as a class action.

VI. CLAIMS

COUNT I
For Violation of Section 11 of the 1933 Act, 15 U.S.C. § 77k
(Against FEF and FEFD)

148.   Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Amended Complaint as if fully set forth herein.

149.   This Cause of Action is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of Plaintiffs and the Class against all Defendants.

150.   As such, Plaintiffs are not required to plead that Defendants had scienter or fraudulent intent, which are not elements of a Section 11 claim. The Registration Statements were inaccurate and misleading, contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

151.   The Defendants named herein were responsible for the contents and dissemination of the Registration Statements, which contain false and misleading statements and material omissions.

152.   Defendant FEF (the Trust) was the issuer of the shares of the Funds under the Registration Statements and all content is attributable to it; therefore,

FEF is strictly liable to Plaintiffs and the Class for the misstatements and omissions contained in the Registration Statements.

153. The Control Persons, who are the respective trustees and trust officers of the Trust, signed the Registration Statements at the time they were issued; therefore, pursuant to 15 U.S.C. §§ 77k(a)(1)–(2), the Control Persons are strictly liable to Plaintiffs and the Class for the misstatements and omissions contained in the Registration Statements.

154. Defendant FEFD was the underwriter of the securities of the Funds sold through the Registration Statements; therefore, pursuant to 15 U.S.C. § 77k(a)(5), FEFD is strictly liable to Plaintiffs and the Class for the misstatements and omissions contained in the Registration Statements.

155. None of these Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true and without omissions of any material facts and were not misleading.

156. By reason of the conduct alleged herein, each Defendant violated, and/or controlled a person who violated, Section 11 of the 1933 Act.

157. Plaintiffs purchased the Funds that were registered pursuant to the Registration Statement in a continuous open-end offering.

158. Due to Defendants' violations, Plaintiffs and the Class have sustained

damages based upon price differentials between the public NAV-based share prices, and the true underlying value of the shares of the Funds that was misrepresented. Plaintiffs purchased their shares at artificially inflated NAVs which resulted in losses compared to the value received, Plaintiffs paid excessive management and other fees calculated on inflated NAV calculations made on an ongoing basis which diminished the value of the shares, and Plaintiffs incurred unnecessary taxes and received less shares because of Defndants' inflated NAV calculations.


COUNT II
For Violation of Section 12(a)(2) of the 1933 Act, 15 U.S.C. § 77l
(Against FEF and FEFD)


159. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Amended Complaint as if fully set forth herein.

160. This Count is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77k, on behalf of Plaintiffs and the Class against all Defendants.

161. The Trust and the Control Persons, are each statutory sellers of the respective shares sold to investors. SEC Rule 159A provides that issuers of securities are statutory sellers for purposes of § 12(a)(2). *See* 17 CFR § 230.159A.

162. The Trust was the seller and offeror of the shares of the Funds offered pursuant to the Registration Statements, prospectuses, and other offering materials, through mail or interstate commerce, to Plaintiffs and the Class, which contained

untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. The Control Persons each signed the Registration Statements and prospectuses for the sale and offering on shares to Plaintiffs and the Class, and were responsible for the content of the Registration Statements, prospectuses, and other offering materials, which contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. The Trust and the Control Persons, are therefore each liable as statutory sellers under Section 12(a)(2) of the 1933 Act, 15 U.S.C. § 77k.

163. FEFD is a statutory seller under Section 12(a)(2) of the 1933 Act, 15 U.S.C. § 77k. During the Class Period, FEFD acted as sole distributor of all shares sold and offered of the Funds. FEFD sold and transferred title to all shares of the Funds to Plaintiffs and the Class, often through various agent broker-dealers who acted on behalf of the investors who purchased the Funds' shares. In doing so, FEFD sold shares of the Funds through the Registration Statements and prospectuses at issue.

164. Both because FEFD transferred title of the shares of the Funds to Plaintiffs and the Class, and because it solicited and marketed all shares of the Funds to the public, it is responsible and liable for the content of the Registration

Statements as a statutory seller under Section 12(a)(2) of the 1933 Act, 15 U.S.C. § 77k.

165. Plaintiffs and other members of the Class purchased or otherwise acquired shares of the Funds pursuant to the false and misleading Registration Statements and prospectuses. Plaintiffs did not know, nor in the exercise of reasonable diligence could they have known, of the untruths and omissions contained in the Registration Statements and prospectuses for the Funds.

166. By reason of the conduct alleged herein, these Defendants violated Section 12(a)(2) of the 1933 Act. Plaintiffs and the Class have sustained damages based upon depreciation in value between the public NAV share prices, and the true underlying value of the shares they purchased and the value of the shares on which all management and other fees were calculated by Defendants. These damages due to depreciated share value result directly from the portions of the Registration Statements and prospectuses which were false, misleading or omitted material facts necessary to make the statements not misleading.

167. Accordingly, Plaintiffs and members of the Class who hold shares of the Funds have the right to rescind and recover all consideration paid in relation to their shares of the Funds, including the excessive amounts incurred as damage due to the artificial inflation in NAV prices, and hereby elect to rescind and tender those shares to the Defendants sued herein. Plaintiffs and Class members who

have sold their shares of the Funds are entitled to rescissory damages.

COUNT III
For Violation of Section 15 of the 1933 Act, 15 U.S.C. § 77o
(Against FEIM)

168. Plaintiffs incorporate by reference the allegations in the previous

paragraphs of this Complaint as if fully set forth herein.

169. This Count is brought pursuant to Section 15 of the Securities Act, 15

U.S.C. § 77o, on behalf of Plaintiffs and the Class against FEIM.

170. In the alternative that they are not found to be primary violators, then

the Control Persons, who are trustees and trust officers of the Trust, are control

persons of the Trust (the issuer of shares of the Funds) because they managed and

controlled the business affairs of the Funds, they controlled the accounting

decisions made by the Funds and the Trust, they controlled the disclosures issued

by the Trust, they controlled the continuous offering of shares during the Class

Period pursuant to the Registration Statements and prospectuses, and they

controlled the content of the Registration Statements and prospectuses.

Accordingly, the Control Persons are control persons of the Trust under Section 15

of the Securities Act.

171. Defendant FEIM is a control person of the Trust, an "issuer" and

primary violator, for the violations at issue because it had direct responsibility and

control over the Funds' relevant accounting policies and disclosures at issue in the

Registration Statements and prospectuses.

172.   During the Class Period, FEIM served as the Funds' investment adviser and administrator, and provided day-to-day management administrative, accounting, operations, compliance and other services for the Funds under its Agreement. FEIM's management and administration of the Funds represents nearly its entire business operation. Additionally, through its website, FEIM presents itself and the Funds as a unified family of mutual funds operating as a single collective business operation. Further, the FEIM shares senior officers with the Funds where they can exert control over the Funds' management and policies.

173.   In sum, FEIM's day-to-day responsibility and control over the Funds directly involve its NAV calculation policies, accounting policies, distribution policies and the content of its Registration Statements, the exact subject matter of the allegations in this amended complaint. Therefore, FEIM is strictly liable for the Registration Statements' disclosures as a control person of the Trust as an "issuer" and primary violator, if the disclosures are false, misleading and omit material facts.

174.   FEIM is also a control person over FEFD which is a primary violator as both an "underwriter" and a statutory "seller." According to its FINRA Report, FEIM owns "75% or more" of FEFD, and "directs the management and policies" of FEFD. On its website, FEIM states that FEFD is a "subsidiary," and "limited

purpose broker-dealer" that provides services only to First Eagle affiliates.

175. Therefore, FEIM is a control person of FEFD which is both an "underwriter" and "seller" under the 1933 Act, and FEIM is strictly liable if the Registration Statements and prospectuses are false, misleading and omit material facts.

176. Each of these Defendants was a controlling participant in the violations of Sections 11 and 12(a) (2) of the Securities Act by a primary violator alleged above, who had sufficient knowledge of, or reasonable grounds to believe in the existence of, the facts which give rise to the controlled persons' liability. By reason of such conduct, the Control Persons and FEFD are liable pursuant to Section 15 of the Securities Act.

VII.   PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against the Defendants jointly and severally for the following relief and an Order:

(a)   Determining that this action is a proper class action and certifying the Class, designating Plaintiffs as Class representatives, and appointing Plaintiffs' counsel as Class counsel;

(b)   Awarding compensatory damages and/or rescission in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an

amount to be proven at trial;

(c)   Awarding appropriate pre-judgment and post-judgment interest at the
maximum permissible rates;

(d)   Awarding Plaintiffs and the Class their reasonable attorneys' fees,
costs, and recoverable expenses of litigation; and

(e)   Such further and additional relief to which Plaintiffs may justly be
entitled and the Court deems appropriate and just under all of the circumstances.

VIII.   REQUEST FOR JURY TRIAL

Plaintiffs respectfully request that all issues presented in this Amended
Complaint be tried by a jury, except for those issues that, by law, must be tried
before the Court.

Dated: October 2, 2025   Respectfully submitted,

Of Counsel: FARNAN LLP

James E. Miller   /s/ Brian E. Farnan
Alec J. Berin   Brian E. Farnan (Bar No. 4089)
MILLER SHAH LLP   Michael J. Farnan (Bar No. 5165)
1845 Walnut Street, Suite 806   919 North Market Street, 12th Floor
Philadelphia, PA 19103   Wilmington, DE 19801
Telephone: (866) 540-5505   Telephone: 302-777-0300
Facsimile: (866) 300-7367   bfarnan@farnanlaw.com
jemiller@millershah.com   mfarnan@farnanlaw.com
ajberin@millershah.com

Edward H. Glenn Jr.
MILLER SHAH LLP
225 Broadway Street, Suite 1830
New York, NY 10007
Telephone: (866) 540-5505
Facsimile: (866) 300-7367   *Attorneys for Plaintiff and the*
ehglenn@millershah.com   *Proposed Class*

<u>**CERTIFICATE OF SERVICE**</u>

I, Brian E. Farnan, hereby certify that on October 2, 2025, a copy of the

Amended Complaint was served via LexisNexis File&Serve on the following:

Blake Rohrbacher
Katharine L. Mowery
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, DE 19801

Attorneys for Defendants


/s/ Brian E. Farnan
Brian E. Farnan (Bar No. 4089)
